WILLKIE FARR & GALLAGHER LLP	787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

February 28, 2008

VIA EDGAR

James O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunAmerica Focused Series, Inc. (the “Registrant”)

File Nos. 333-11283, 811-07797

Post-Effective Amendment No. 55, Filed on December 21, 2007

Response to Comments from Commission Staff (the “Staff”)

Dear Mr. O’Connor:

This letter responds to comments on the above-referenced Post-Effective Amendment relating to Focused Large-Cap Growth Portfolio, Focused Growth Portfolio, Focused Mid-Cap Growth Portfolio, Focused Small-Cap Growth Portfolio, Focused Technology Portfolio, Focused Growth and Income Portfolio, Focused StarALPHA Portfolio, Focused Large-Cap Value Portfolio, Focused Value Portfolio, Focused Mid-Cap Value Portfolio, Focused Small-Cap Value Portfolio, Focused International Equity Portfolio, and Focused Dividend Strategy Portfolio (each individually, a “Portfolio,” and collectively, the “Portfolios”) that you provided in a telephone conversation on February 6, 2008 with the undersigned.

For your convenience, the substance of the comments has been restated below, and each comment restatement is followed by the Registrant’s response. The Registrant intends to file a post-effective amendment under Rule 485(b) containing final disclosure revisions on Thursday, February 28, 2008.

NEW YORK WASHINGTON, DC PARIS LONDON MILAN ROME FRANKFURT BRUSSELS

James O’Connor, Esq.

February 28, 2008

Comment No. 1: On Page 4 of the Prospectus, in the chart labeled “Principal Risks Specific to Certain Portfolios,” after the heading “Portfolio-Specific Principal Risks,” consider adding a footnote indicating that additional information regarding the risks may be found in the section labeled “Risk Terminology.”

Response: A footnote has been added as suggested.

Comment No. 2: With respect to the Focused Technology Portfolio, please explain why the Morgan Stanley Technology Index represents a better approximation of performance than the benchmark and category it replaced (the NASDAQ 100® and Morningstar Specialty Technology Category).

Response: Management has determined that the Morgan Stanley Technology Index represents a better approximation of performance for a focused technology fund since it is comprised of 35 representative technology companies. In contrast, while the NASDAQ 100 Index was once thought of as a technology driven index, it is presently comprised of less than 50% technology companies and thus now has a relatively low correlation with technology shares. In addition, management has determined to no longer include the Morningstar Specialty Technology Category in the performance table due to the fact that this peer group category tends to be subject to greater variability and volatility than a standard index.

Comment No. 3: On page 36 of the Prospectus, under the heading “Valuation of shares,” consider stating that the board of directors of the Portfolios periodically reviews the pricing procedures for the Portfolios.

Response: The suggested change has been made. The paragraph now reads as follows:

“Valuation of shares. The net asset value per share (“NAV”) for each Portfolio and class is determined each Fund business day at the close of regular trading on the New York Stock Exchange (“NYSE”) (generally 4:00 p.m., Eastern Time) by dividing the net assets of each class by the number of such class’s outstanding shares. The NAV for each Portfolio may also be calculated on any other day in which there is sufficient liquidity in the securities held by the Portfolio. As a result, the value of the Portfolio’s shares may change on days when you will not be able to purchase or redeem your shares. Securities for which market quotations are readily available are valued at their market price as of the close of regular trading on the NYSE for the day, unless, in accordance with pricing procedures approved by the Portfolio’s Board of Directors, the market quotations are determined to be unreliable. Securities and other assets for which market quotations are unavailable or unreliable are valued at fair value in accordance with pricing procedures approved, and periodically reviewed, by the Board. The value of any shares of open-end funds held by the Portfolios will be calculated using the NAV of such funds. The prospectus for any such open-end funds should explain the circumstances under which these funds use fair value pricing and the effects of fair value pricing.”

James O’Connor, Esq.

February 28, 2008

Comment No. 4: On page 37 of the Prospectus, in the second paragraph under the heading “Execution of Requests,” consider making certain clarifying changes.

Response: Clarifying changes have been made. The paragraph now reads as follows:

“Certain qualified Financial Institutions may transmit an investor’s purchase or redemption order to the Portfolio’s Transfer Agent after the close of regular trading on the NYSE on a Fund business day. As long as the investor placed the order with the Financial Institution by the close of regular trading on the NYSE on that day, the investor will receive the NAV of the Portfolio’s shares determined by the close of regular trading on the NYSE on the day the order was placed with the qualified Financial Institution. Orders received after such time will not result in execution until the following Fund business day. Financial Institutions are responsible for instituting procedures to ensure that purchase and redemption orders by their respective clients are processed expeditiously.”

Comment No. 5: In the section titled “Information About Advisers” beginning on page 54 of the Prospectus, consider standardizing the categories of biographical information provided for the various portfolio managers.

Response: We respectfully submit that the information provided satisfies the requirements under Form N-1A. Although we attempt to maintain consistent formatting in this section, the multiple subadvisers have differing preferences with respect to the presentation of this information, resulting in minor format variations.

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The Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the “Commission”) and reviewed by the Staff, it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call me at (202) 303-1278 or Tony Vertuno of this firm at (202) 303-1203.

Sincerely,

/s/ Kyle R. Ahlgren
Kyle R. Ahlgren

cc:	Kathleen D. Fuentes, Esq.

Margery K. Neale, Esq.

Anthony A. Vertuno, Esq.